August 14, 2015
GasLog Ltd.
Form 20-F for the year ended December 31, 2014
Filed March 26, 2015
File No. 001-35466

Dear Ms. Raminpour:

We refer to the letter of August 5, 2015 (the “Comment Letter”), from the U.S. Securities and Exchange Commission (the “Commission”) to GasLog Ltd. (the “Company”) setting forth the comments of the Commission staff (the “Staff”) on the Company’s Form 20-F for the year ended December 31, 2014 (the “2014 20-F”), filed with the Commission via EDGAR on March 26, 2015.  We respectfully submit this response on behalf of the Company.

The numbered paragraph and heading below correspond to those set forth in the Comment Letter.  The Staff’s comment is set forth in bold, followed by the Company’s response to the comment.

Form 20-F for the year ended December 31, 2014

Item 3. Key Information

A. Selected Financial Data, page 1

1.	We note that you have presented the non-GAAP financial measures EBITDA and Adjusted EBITDA as part of your Selected Financial Data, and you have provided a reconciliation of those measures within footnote 6 on pages 3-4. Please explain to us why you believe that loss/(gain) on swaps is an adjustment contemplated within the standard definition of EBITDA. Alternatively, please revise your disclosure to include this adjustment within your calculation of Adjusted EBITDA, rather than your calculation of EBITDA.

Response:  Item 10(e)(1)(ii)(A) of Regulation S-K defines EBITDA as “earnings before interest, taxes, depreciation and amortization”.  While “interest” is not identified typically as a separate financial statement line item under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), finance costs are considered to be the equivalent of “interest” for purposes of presenting EBITDA.  Therefore, the Company believes that finance costs under IFRS are appropriately excluded as “interest” in its calculation of EBITDA.

As described in Note 2 to the Company’s financial statements in the 2014 20-F, the Company enters into a variety of derivative financial instruments to economically hedge its exposure to interest rate and foreign exchange rate risks related to its indebtedness under the Company’s loans and bonds, including interest rate swaps and cross currency swaps.  Such instruments are reflected in the Company’s Consolidated Statements of Profit or Loss as follows:

•	Financial Costs: Recycled gains or losses on derivatives that are designated and qualify as cash flow hedges are recognized in “financial costs”, together with interest expense on the indebtedness under the Company’s loans and bonds, amortization of loan issuance costs and other financial costs including termination fees.

•	Loss/Gain on Swaps: Realized and unrealized gains or losses on the interest rate swaps that have not been designated as cash flow hedges, the ineffective portion of changes in the fair value of the swaps that are designated as cash flow hedges, any gain or loss derived from the fair value of the swaps at their inception and the recycled gains or losses on the swaps which are no longer designated as cash flow hedges are presented in “loss/gain on swaps”.

For a detailed analysis of each item, please refer to Notes 16 and 23 of the financial statements in the 2014 20-F.

All of the items described above are regarded by the Company as financing-related expenses.  This approach is permitted under IFRS.  IFRS 7 Financial Instruments: Disclosures paragraph 20(a)(i) requires the disclosure of net gains or losses on financial assets or financial liabilities either in the statement of comprehensive income or in the notes to the financial statements.  Entities therefore have some flexibility in how gains or losses on derivatives are presented (i.e., in separate line items or all included in “financial costs”) as long as the presentation policy is described clearly, based on the entity’s risk management policy and is applied consistently.

While “loss/gain on swaps” is not included in the “financial costs” line item in the Company’s Consolidated Statements of Profit or Loss, (i) “loss/gain on swaps” is a component of the Company’s financing activities because its swaps relate to the Company’s indebtedness and (ii) the Company has elected to present “loss/gain on swaps” in a separate line item for materiality reasons, as well as to enable the users of the financial statements to better understand the Company’s financing structure; however, the Company would have been permitted to include “loss/gain on swaps” in “financial costs” in accordance with IFRS.  The Company therefore regards these items, including “loss/gain on swaps”, as a component of interest and excludes them as “interest” in the Company’s calculation of EBITDA.

In addition to treating “loss/gain on swaps” as interest in its financial presentations, the Company and the lenders under its credit facilities deem such items as “interest” when evaluating the Company’s compliance with the covenants in its credit facilities.

The Company further believes that it is most useful to investors to disclose the calculation of EBITDA actually used by its management.  The Company continues to believe that “loss/gain on swaps” is a component of its financing-related expenses — and therefore a component of “interest” — and, accordingly, respectfully proposes to continue to include this adjustment in the calculation of EBITDA.

In connection with the Company’s response to the Staff, the Company hereby acknowledges to the Commission that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*            *            *

On behalf of the Company, please allow us to express our appreciation of your attention to this matter.  Should you have any questions or comments with respect to this response letter, please contact D. Scott Bennett at 212-474-1132.

Sincerely,

/s/ D. Scott Bennett
D. Scott Bennett

Ms. Melissa Raminpour
Accounting Branch Chief
Office of Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

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Copy to:
Mr. Simon Crowe
Chief Financial Officer
GasLog Ltd.
Gildo Pastor Center
7 Rue du Gabian
Monaco, 98000

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